Mail Stop 3561

July 17, 2009

John P. Mackey
Chairman and Chief Executive Officer
Whole Foods Market, Inc.
550 Bowie St.
Austin, Texas 78703

      Re: Whole Foods Market, Inc.
              Form 10-K for Fiscal Year Ended September 28, 2008
              Filed November 26, 2008
              Proxy Statement on Schedule 14A
              Filed January 26, 2009
              Forms 10-Q for the Fiscal Quarters Ended
              January 18, 2009 and April 12, 2009
              Filed February 27, 2009 and May 22, 2009
              File No. 000-19797

Dear Mr. Mackey:

      We have reviewed your response letter dated June 5, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2008

General

1. Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 28

2. We note your response to comment eight from our letter dated May 7, 2009. We are unable to concur that your FTC mandated disposition does not constitute a business. Please explain

in detail the basis for your conclusion. Please also contrast the difference between the assets you acquired in your acquisition of Wild Oats with the assets that you are required to dispose. Please identify any substantive differences other than the relative size. Please be detailed in your response. We may have further substantive comment.

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Cost of Goods Sold and Occupancy Costs, page 52

3. We note your response to comment 13 from our letter dated May 7, 2009. Please ensure future filings clarify the nature of the costs that are included in occupancy costs.

Segment Information, page 54

4. We note your response to comment 14 from our letter dated May 7, 2009. Please advise whether you believe that in the event that your regional components qualified as operating segments whether you would qualify for aggregation under paragraph 30 to SFAS no. 142. Please be detailed in your response.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Elements of Company's Compensation Plan and Why We Choose Each…, page 13

5. We note your response to comment 21 from our letter dated May 7, 2009. Please discuss in further detail how the percentage of negative or positive change in EVA factors into or otherwise affects your calculation of the EVA-pool amount. As an example only, please explain how you would determine the EVA-pool amount to be forfeited when a negative change in EVA occurs.

Certain Relationships and Related Transactions, page 27

6. We note your response to comment 26 from our letter dated May 7, 2009. Please confirm that in future filings you will provide disclosure similar to your response, when appropriate.

Form 10-Q for the Fiscal Quarter Ended April 12, 2009

General

7. We note that you filed a Form 8-K dated March 24, 2009 to disclose the results of your annual meeting that took place on March 16, 2009. In future filings, please provide the disclosures required under Item 4 of Part II of Form 10-Q or refer your readers to your Form 8-K dated March 24, 2009 that contains this information. Please refer to Instruction 6 of Item 4 of Form 10-Q. Please confirm your understanding in this regard.

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

     You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or in his absence Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Errett, Staff Attorney, at 202-551-3225, or Mara Ransom, Legal Branch Chief at 202-551-3264, or me at 202-551-3725 with any questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director